EXHIBIT 99.2

0

ECI TELECOM LTD.

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 22, 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints RAFI MAOR, GIORA BITAN, MARTIN OSSAD and EFRAT NAVEH and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of ECI Telecom Ltd. (the "Company"), held of record in the name of the undersigned at the close of business on February 12, 2007, at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held at the offices of the Company, 30 Hasivim Street, Petah Tikva, Israel, on March 22, 2007 at 10:30 a.m. (local time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR each such proposal (including to indicate the absence of a personal interest in respect of proposals 1, 2 and 4). Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ECI TELECOM LTD.

MARCH 22, 2007

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To approve an amendment to Article 69 of the Company's Articles of Association, relating to indemnification of directors and other office holders.	☐	☐	☐
1A. I DO NOT have a personal interest in proposal 1. (If you do not have a personal interest, mark the "FOR" box. If you have a personal interest, mark the "AGAINST" box.)	☐	☐	
2. Subject to approval of Proposal 1, to approve an amendment to the terms of directors' indemnification.	☐	☐	☐
2A. I DO NOT have a personal interest in proposal 2. (If you do not have a personal interest, mark the "FOR" box. If you have a personal interest, mark the "AGAINST" box.)	☐	☐	
3. To approve a consultancy agreement with Niel Ransom, one of the Company's directors.	☐	☐	☐
4. To approve a registration rights agreement in connection with shares held by the Company's two largest shareholders.	☐	☐	☐
4A. I DO NOT have a personal interest in proposal 4. (If you do not have a personal interest, mark the "FOR" box. If you have a personal interest, mark the "AGAINST" box.	☐	☐	

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.